Diamond Ranch
                                     Foods


December 17, 2004


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:  Diamond Ranch Foods Ltd
       Form 10 SB
       Commission File No. 0-04766
       Form RW: Request for Withdrawal


To Whom It May Concern:

Diamond Ranch Foods, Ltd. (the "Company) hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Form 10-SB Registration Statement that was filed on November 29, 2004.

The Company submits this request for withdrawal pursuant to the Commission's letter to the Company dated December 13, 2004. The Company confirms its intent to comply with its reporting requirements and to file a further registration statement at a later date.

Should you have any questions regarding this application for withdrawal, please contact Joseph Maggio at (212) 807-7600.


Respectfully Submitted,

                           DIAMOND RANCH FOODS, LTD.


By:_/s/_______________________________
         Joseph Maggio
         Chairman and CEO













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